Mail Stop 4561

October 3, 2008

By U.S. Mail and Facsimile to: (205) 488-6370

W. Dan Puckett
Chairman and Chief Executive Officer
CapitalSouth Bancorp
2340 Woodcrest Place
Birmingham, AL 35209

Re: CapitalSouth Bancorp
Amendment No. 2 to Registration Statement on Form S-1
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Period Ended June 30, 2008
Filed September 29, 2008
File No. 333-151605

Dear Mr. Puckett:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   We note that you have included a discussion of the "Material U.S. Federal Income Tax Consequences" in the prospectus. Please file an opinion of counsel addressing the material tax consequences to stockholders or provide analysis supporting the determination that such an opinion is not required. Refer to Item 601(b)(8) of Regulation S-K.

Provision for Loan Losses, Asset Quality and Nonperforming Assets, page 11

2.   We note your response to comment 3 of our letter dated September 19, 2008. The use of the term "anticipated" credit losses may not accurately describe the methodology used to determine your allowance for loan loss as of the balance sheet date. If the allowance is determined to absorb probable credit losses as of the balance sheet, rather than anticipated or future credit losses, then please revise your filing to clearly state as such.

Recent Developments, page 17

3.   You disclose in the recent developments section that you anticipate entering into a restructuring agreement with one of your directors, Mr. Bowen, in which a portion of a pledged note will be converted into up to $1,000,000 in common stock. You also disclose on page 41 that Mr. Bowen proposes to purchase $1,000,000 in common stock in the rights offering. Please clarify whether the proposed purchase in the table on page 41 will be through the rights offering or in connection with the restructuring agreement. Please also file the restructuring agreement as an exhibit to the registration statement once it is finalized.

4.   Please advise whether the restructuring agreement will be part of a registered offering or will be conducted in the form of a private placement. If the transaction will be a private placement, please provide analysis supporting the determination that the rights offering and private placement should not be integrated into one offering.

5.   Please revise to clarify what happens to the $1.2 million of the non-pledged note that is not reflected in the first bullet point on page 17. Please also disclose whether there will be any changes to the interest rates of the new notes. In addition, please discuss how you will treat any part of the $1,000,000 of the pledged note to be converted into common stock that exceeds the 9.9% ownership cap (e.g., paid in cash, new promissory note, etc.).

Exhibit 5

6.   We note counsel has assumed that the company has been duly organized and is validly existing as a corporation under the laws of the State of Delaware. It is inappropriate for counsel to assume material facts underlying the opinion or facts that are readily ascertainable. Please revise to remove this assumption or explain why you are unable to do so.

7.   Please arrange for counsel to separately confirm to us in writing that they concur with our understanding that the reference to the "General Corporation Law of the

State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

8.   We note the legality opinion is expressed "as of the date hereof" and counsel undertakes no obligation to update "after the date hereof". Please remove these qualifications or revise to indicate that the opinion is expressed as of the effective date of the registration statement and counsel undertakes no obligation to update after such effective date.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matthew Komar at (202) 551-3781 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Staff Attorney

cc: J. Paul Compton, Jr., Esq.
        Laura P. Washburn, Esq.
        Bradley Arant Rose & White LLP
        One Federal Place
        1819 Fifth Avenue North
        Birmingham, AL 35203